Mail Stop 3561

February 11, 2008

Bruce Capra, Chief Executive Officer
Recycle Tech, Inc.
6890 West 44th Avenue #3
Wheat Ridge, Colorado 80033

>   **Re: Recycle Tech, Inc.**
>   **Amendment No. 3 to Registration Statement on Form SB-2**
>   **Filed January 18, 2008**
>   **File No. 333-142214**

Dear Mr. Capra:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please be advised that new rules went into effect on February 4, 2008 relating to smaller reporting companies. As a result, your registration statement will need to be amended to be filed on Form S-1, rather than Form SB-2. We refer you to release no. 33-8876 located at <www.sec.gov> for additional guidance on the new rules applicable to smaller reporting companies.

Prospectus Cover, page 3

2. You disclose in the second paragraph that selling shareholders paid an amount for their shares equal to the amount of the initial offering price. This statement does not appear to be accurate based on your disclosure in dilution on page 10. Please advise or revise.

Summary, page 5

Our History, page 5

3.   We note your response to comment one in our letter dated November 9, 2007 and
        the revisions to your disclosure. The amount of gross proceeds raised in the
        offering as disclosed in the second paragraph and on page 17 and on page II-2 still
        differ from the amount of net proceeds and deferred offering costs disclosed in the
        statements of stockholders' equity on page F-6 and the schedule of non-cash
        investing and financing activities in the statements of cash flows on page F-8.
        Please advise or revise.

Risk Factors, page 6

4.   Please update the disclosure in the risk factors on page 7 regarding advances
        owed to your shareholder and president and your need to raise additional funds to
        conform to the amounts reflected in your unaudited financial statements as of
        November 30, 2007.

We have had a history of net losses, page 6

5.   We note your response to comment two in our letter dated November 9, 2007 and
        the revisions to your disclosure. The amount of your net loss for the twelve
        months ended May 31, 2007 does not conform to the amount reflected in the
        statements of operations on page F-5. Please revise.

Dilution, page 10

6.   We note your response to comment four in our letter dated November 9, 2007 and
        we reissue our comment. Please revise the table illustrating the per share dilution
        to new investors to reflect net tangible book value per share before the offering as
        opposed net tangible book value.

7.   We note your response to comment six in our letter dated November 9, 2007 and
        the revisions to your disclosure. The aggregate number of shares held by existing
        stockholders and investors in the offering reflected in the table at the bottom page
        differs from the number of shares outstanding used in computing net tangible
        book value per share. Consequently, the data presented for existing stockholders,
        including the price per share, number of shares held, percentage of ownership and
        consideration paid, in the third paragraph and in the referenced table, as
        applicable, appear to be inaccurate. It also appears that the consideration paid as
        disclosed in the table may vary from the consideration recognized in your
        financial statements. Please revise or advise.

8.   We note that you used an initial offering price of $.52 per share as opposed to $.50 per share as disclosed on the prospectus cover in your dilution computations. Please revise or advise.

Market for our common stock and related stockholder matters, page 12

9.   We reissue comment seven of our letter dated November 9, 2007. Please revise to provide the range of high and low bid information for the periods of March to May and June to August and September to present, as required pursuant to Item 201 of Regulation S-B.

Management's Discussion and Analysis or Plan of Operations, page 14

Results of Operations, page 14

10.   We note your response to comments nine and 10 in our letter dated November 9, 2007 and the revisions to your disclosure. We note that product sales as disclosed in the third paragraph in your discussion of results of operations for the fiscal year ended May 31, 2006 and 2007 differ significantly from total sales disclosed in second paragraph. Please disclose sales from products, drop off fees and services for each period presented.

For the fiscal years ended May 31, 2006 and 2007, page 14

11.   We note your response to comment 12 in our letter dated November 9, 2007 and the revisions to your disclosure. The net loss for the twelve months ended May 31, 2007 disclosed in the second sentence in the first paragraph on page 15 still differs from the amount reflected in your financial statements. Please revise.

For the six months ended November 30, 2007 and 2006, page 15

12.   The amount of cost of goods sold for the six months ended November 30, 2006 disclosed in the second paragraph differs from the amount presented in the statements of operations on page F-5. Please revise.

Liquidity and Capital Resources, page 15

13.   The amounts disclosed for net cash used for operating activities for the six months ended November 30, 2007 and November 30, 2006 do not conform to the amounts presented in the statements of cash flows on page F-7. Please revise.

Financial Statements, page F-1

Note 8. Restatement, page F-14

14.   We reviewed the revisions to your disclosure in response to comment 20 in our letter dated November 9, 2007. Please explain to us what the "donated services – cash flow" line item represents as it appears that the amounts do not conform to the disclosure in the statements of cash flows for the 2006 year. Otherwise revise as appropriate.

*   *   *   *   *   *

     As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
       David Wagner & Associates, P.C.
       Via Facsimile